650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

February 2, 2006

Via EDGAR Transmission (with hard copy via courier)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Barbara	C. Jacobs, Assistant Director

             Mark P. Shuman, Branch Chief

             Anne Nguyen, Special Counsel

Re:	Serena Software, Inc.

Amendment No. 1 to Rule 13E-3 Transaction Statement on Schedule 13E-3

Filed January 11, 2005

File No. 5-58055

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed January 11, 2005

File No. 0-25285

Ladies and Gentlemen:

On behalf of Serena Software, Inc. (“Serena” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to the Company dated January 27, 2006 with respect to the above-referenced filings. For your convenience, the text of the Staff’s comments is set forth below in bold and italics, followed in each case by the response. Please note that all references to page numbers in the responses are references to the page numbers in the definitive Proxy Statement filed concurrently with the submission of this letter.

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning any of Spyglass Merger Corp., Silver Lake Partners II, L.P., Silver Lake Technology Associates II, L.L.C., Douglas D. Troxel, Mark D. Woodward, Robert I. Pender, Jr. or Morgan Stanley & Co. Incorporated, such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, Serena is filing via EDGAR a definitive Proxy Statement (File No. 0-25285) (the “Proxy Statement”) and Amendment No. 2 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (File No. 5-58055) (the “Schedule 13E-3”). The Proxy Statement and Schedule 13E-3 have been amended in response to the Staff’s comments.

PALO ALTO    AUSTIN    NEW YORK    RESTON    SALT LAKE CITY    SAN DIEGO    SAN FRANCISCO    SEATTLE

Securities and Exchange Commission

For your convenience, we have enclosed four (4) marked copies of the Proxy Statement and the Schedule 13E-3 with the couriered copy of this letter.

Amendment No. 1 to Schedule 14A

1.	We note your response to prior comment 4 from our comment letter dated December 28, 2005, that Silver Lake Technology Associates II, L.L.C., the sole general partner of Silver Lake Partners II, L.P. is not a “parent” of Spyglass because of the minimum ownership interest in Silver Lake Partners II, Rule 12b-2 of the Exchange Act defines the “parent” of a specified person as an affiliate controlling such person directly, or indirectly through one or more intermediaries. Please provide us an analysis as to whether Silver Lake Technology Associates II may be considered a “parent” as defined in Rule 12b-2, and tell us under what circumstances a sole general partner of a partnership would not be a control person with respect to that partnership.

Silver Lake Technology Associates II, L.L.C., which is the sole general partner of Silver Lake Partners II, L.P., has been added as a filing person with respect to the Schedule 13E-3, and the Proxy Statement has been updated to provide the requisite disclosure regarding Silver Lake Technology Associates II, L.L.C. Please see pages 2, 40-43 and 103-104.

Special Factors, page 16

2.	We note the amended disclosure on page 27 in response to prior comment 24. Please clarify what is meant by the statement that the board of directors “accepted” the analysis and conclusion of Morgan Stanley. For example, tell us whether the board merely received the analysis, or whether they based their fairness conclusion at least in part on the criteria, valuations, methodologies and conclusions that were employed by Morgan Stanley.

The Proxy Statement has been revised to clarify that the members of the special committee and the members of the board of directors based their conclusions as to the fairness of the merger to the Company’s unaffiliated stockholders in part on the criteria, valuations, methodologies and conclusions that were employed by Morgan Stanley in rendering its fairness opinion. Please see page 27.

Opinion of Morgan Stanley & Co. Incorporated, page 32

3.	We note the amended disclosure on page 34 in response to prior comment 32. Please expand to discuss the “other characteristics” that caused Morgan Stanley to exclude certain companies from the comparable company analysis. Please also disclose how many companies meeting the general criteria of selling software products that are similar to those of Serena’s Morgan Stanley excluded because of the diversified nature of their business or other characteristics.

The Company supplementally informs the Staff that Morgan Stanley did not exclude any companies from its comparable company analysis due to any “other characteristics” besides the diversified nature of their businesses and only excluded one company from the analysis for this reason. The Proxy Statement has been revised to clarify this point. Please see page 34.

Securities and Exchange Commission

4.	We note the amended disclosure on page 36 in response to prior comment 33. Please tell us whether any precedent transactions in the software industry of comparable size to the Serena merger were not included in the analysis. If so, please disclose this fact and explain why these transactions were excluded.

The Company supplementally informs the Staff that Morgan Stanley excluded from its precedent transactions analysis one precedent transaction in the software industry of comparable size to the merger. The Proxy Statement has been revised to clarify this point. Please see page 36.

Position of Silver Lake Filers as to Fairness, page 40

5.	State whether or not the Silver Lake Filers considered the company’s going concern value. If these filing persons did not consider this factor, explain why they did not. The discussion of factors considered in determining fairness must include an analysis of the extent, if any, to which the filing persons’ belief are based on the factors described in Instruction 2 to Item 1014 of Regulation M-A, including going concern value. See Instruction 2 (iv) of Item 1014 of Regulation M-A. We note your statement that the Silver Lake Filers “were aware that several of the analyses performed by Morgan Stanley in connection with its fairness opinion to the special committee and the board of directors of Serena addressed the value of Serena on a going concern basis, and the Silver Lake Filers believe that these analyses support their conclusion that the transaction is fair to Serena’s unaffiliated stockholders.” To the extent these filers seek to rely on the fairness opinion by Morgan Stanley to satisfy their obligations under Item 1014 of Regulation M-A, they must expressly adopt the analysis and conclusions of that entity.

The Proxy Statement has been revised as requested. Please see page 41.

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Securities and Exchange Commission

Please direct any questions or comments regarding these filings to the undersigned at (650) 320-4651 or to Todd Cleary at (650) 849-3421.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ John A. Fore
John A. Fore

cc:	Larry Sonsini, Esq.

Todd Cleary, Esq.

Richard Capelouto, Esq.

Stewart L. McDowell, Esq.